EXHIBIT 18

March 28, 2003

Rock of Ages
772 Graniteville Road
Barre, VT 05641

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Rock of Ages (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002, and have reported thereon under date of February 21, 2003. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2002. As stated in Note 2 to those financial statements, the Company changed its method of accounting for its quarrying inventory from the first-in, first-out method to the specific annual average cost method and states that the newly adopted accounting principle is preferable in the circumstances because it more accurately measures the cost of the Company's quarrying inventory and more accurately matches manufacturing costs with revenues resulting in an enhanced measurement of operating results. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP
KPMG LLP